Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

Investor Notice

     Devon Energy Corporation ("Devon") and Ocean Energy, Inc. ("Ocean") will file a proxy statement/prospectus and other documents regarding the proposed merger described in this investor presentation with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e- mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon's and Ocean's respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Devon Energy Corporation 20 North Broadway Oklahoma City, Oklahoma 73102-8260

MEMORANDUM

To:	Devon Employees

From:	J. Larry Nichols

Date:	February 24, 2003

Re:	Merger Announcement

I’m pleased to announce today the merger of two outstanding companies, Devon and Houston-based Ocean Energy Corporation. The merged company, named Devon Energy Corporation, will be headquartered in Oklahoma City. Completion of this transaction will result in Devon becoming the largest independent producer in the United States.

The boards of directors of both companies unanimously approved the merger yesterday. Final approval and completion of the transaction is, of course, subject to approval of the shareholders of both Devon and Ocean, expected to occur in the next few months. Larry Nichols will serve as chairman and chief executive officer of the combined company. Jim Hackett, currently chairman, president and chief executive officer of Ocean, will relocate to Oklahoma City and serve as president and chief operating officer of the new company.

Devon’s board and management team feel very strongly that this merger will yield tremendous benefits for shareholders and employees of both Devon and Ocean, as well as our partners and customers. The combined company will have improved financial strength and access to capital. We will have an enhanced exploration profile, a superior organic growth profile, marketing and midstream opportunities and economies of scale.

I know that your minds must be racing with questions and, in some cases, concerns about how this transaction will affect you. Unfortunately, we cannot put all your concerns to rest immediately. We will have many months of work ahead to integrate our two businesses. We will work through the major decisions as quickly as possible and communicate to you often as we progress. The Executive Committee and I believe that Devon and Ocean have talented and dedicated work forces that will together succeed in making our company not only efficient, productive and profitable but also an enjoyable place to work.

To communicate as effectively as possible during this period, we have set up a site on our intranet to provide updated merger information, as well as a Q&A section. We will periodically update the Q&A section with additional questions and answers as they arise.

In addition, we will hold employee meetings in several of our larger business locations on Wednesday and Thursday — following our meetings today and tomorrow with the investment community. Specific details about these meetings will be distributed soon.

While we have reached agreement on the terms and conditions of the merger, there are several steps that must be followed before it can be closed, including regulatory review and shareholder approval. Completing all of the steps will likely take a few months. The most important thing that you can do now is stay focused on your jobs and continue to deliver quality results. We have always believed that the success of our company is due to the high caliber of our people. You have been, and will remain, the primary strength of Devon.

We have a huge and exciting opportunity ahead. I thank you in advance for your efforts and focus as we await approval of this transaction and look forward to a new chapter in Devon’s history. If you have particular questions or comments, please feel free to communicate with your manager or supervisor or send an email to investor.relations@dvn.com. All questions sent to this e-mail address will be answered in a timely manner.

Today’s press release can be found at : http://www.dvn.com/info/files/press/Devon_and_Ocean_Merger.doc

Devon Energy Corporation 20 North Broadway Oklahoma City, Oklahoma 73102-8260

MEMORANDUM

To:	Ocean Employees

From:	J. Larry Nichols

Date:	February 24, 2003

Re:	Merger Announcement

I know that Jim has already shared with you the announcement of our intentions to merge our two companies. There is not a lot I can add concerning the transaction itself. However, I do want to express personally my excitement about the future of our combined organization. Jim is a strong, well-respected leader in the industry and on Wall Street and we are proud to welcome him as our new president and chief operating officer. I realize that no person can earn such a reputation alone. The highly talented and dedicated employees of Ocean have built the organization into the strong growing company that it is today.

We are fully aware of the number of concerns that come with this announcement. While we may not have answers to many of your questions now, we ask for your patience and consideration as we move through the next few months. We promise to communicate often and openly with you as we endeavor to complete this process. One of our key corporate values at Devon is honesty and integrity. Please give us the opportunity to prove to you that we will make thoughtful decisions using the utmost integrity.

It is our intent to maintain a strong presence in Houston, where Devon’s Gulf and International Divisions are currently based.

I look forward to meeting with you and hope to address some of your issues or concerns at our employee meetings later this week. Thank you in advance for your support and welcome to our team.

James T. Hackett video message to employees

Good morning, everyone. I apologize that I cannot be here today in person to discuss in detail our plans for Ocean to merge with Devon Energy Corporation.

I am here in New York where we publicly announced today the creation of the largest U.S. independent oil and natural gas producer. The press release, a letter to employees and other materials have been posted on the homepage of our Intranet. This information explains why we are excited about the new company and the opportunities it will provide to our employees and shareholders.

In addition, please listen to the webcast that is being conducted with the investment community and review the slides that are posted. It will help you understand why we have taken this step.

It is thanks to the good works of the whole employee team at Ocean that the company has the ability to reach this historic milestone today.

I realize that mergers by their very nature bring unavoidable tension, speculation and concerns about future employment, the

James T. Hackett video message to employees

work environment and pay practices. There will also be some sadness at the fact that Ocean Energy as a separate entity will not be continuing. As I have told you many times, Ocean is a very special place with very special people. It continues to be an honor and privilege to work with such a dedicated and talented group of people, and we will try to maintain as many of the positive features of Ocean as possible.

We have a rare opportunity to carry the ideals and systems that have been at the heart of our success to a larger entity with the breadth and scope to unleash the potential of our assets and our people. I am eager to assume a new role as president and chief operating officer. The chairman and chief executive officer of the new entity, Larry Nichols, is highly regarded by the industry as a business leader and as an individual.

Our new company will be:

•	The largest (independent) natural gas producer in North America,

•	The third largest independent natural gas producer in Canada,

•	The largest independent leaseholder in the deepwater Gulf of Mexico,

•	One of the largest producers of natural gas liquids, and

James T. Hackett video message to employees

•	A company with a stronger balance sheet and greater financial flexibility.

While our company will be headquartered in Oklahoma City, it will continue to base a significant portion of its operations in Houston, where Devon currently has approximately 600 employees.

We will hold employee meetings in Houston and Lafayette to discuss in detail the planned merger and to answer your questions. This session will be videotaped and shared with all of our field locations. In the meantime, we have attempted to provide as much information as allowable in the postings on the Intranet. As more news becomes available, it will be added. We will continue to communicate progress through the course of this merger approval process.

As we enter a new chapter in our history, I urge you to remain positive during this transition. Thank you for all of your hard work in the past, and in the future.

I look forward to seeing you later this week.

Devon/Ocean Merger Q&A

THE TRANSACTION

Q.	Why did these two companies decide to merge?

A.	The merger creates an organization with the scale and scope to deliver strong internal growth and enhance shareholder value. The merger significantly increases capital resources and cash flow and will result in an organization that will be:

•	the largest North American producer of natural gas with 2.4 billion cubic feet of daily gas production

•	one of the largest U.S. natural gas liquids producers among all E&P companies

•	the largest deepwater leaseholder among independents in the Gulf of Mexico

•	a producer of 250,000 barrels of oil and natural gas liquids per day

•	proved reserves of 2.2 billion barrels of oil equivalent

•	a company with an enterprise value of $20 billion

Based on the size, asset portfolios, production mixes, long-term strategies and the financial standings of both companies, merging them into one organization yields operational and financial benefits neither is capable of achieving independently in the near-term. Devon and Ocean in particular are a good fit because of the complementary assets in their core operating areas, including onshore North America, the Gulf of Mexico, West Africa and Brazil. Plus both companies have talent bases that are immediately applicable to their existing asset bases and project inventories.

Q.	How long have the two companies been discussing a possible merger?

A.	Devon and Ocean have been discussing, reviewing assets and negotiating the merger for approximately three months, but each company has separately evaluated the other’s operations for years, given the consolidation trend in the industry and a common desire to grow shareholder value and financial and operational scope.

Q.	What is the timetable for merging the two companies?

A.	Each company’s board of directors has already approved the merger. The deal is now subject to standard approvals by the Federal Antitrust Authorities and the Securities and Exchange Commission, as well as approval by Devon and Ocean shareholders. The process should be completed in the second or third quarter of 2003.

Q.	Is the transaction tax-free to shareholders?

A. Yes. It is a stock-for-stock transaction.

Q.	What will be the exchange ratio of stock between the two merged companies?

A.	For every share of Ocean stock owned, Ocean shareholders will receive .414 shares of Devon. Devon shareholders will retain their current shares, without change.

TRANSITION ISSUES

Q.	How will the merger impact the executive structure of Devon?

A.	No changes will occur until after the merger is closed in the second or third quarter. Devon’s Chairman, President and Chief Executive Officer, Larry Nichols, will serve as Chairman and CEO of the combined company’s board. Jim Hackett will become president and chief operating officer of Devon. Decisions about other employee assignments will not be made until the closing date.

Q.	Will new directors be added to the company’s board?

A.	The board is presently expected to be comprised of nine Devon directors and four Ocean directors.

Q.	When does the new company anticipate it will make announcements about additional organizational changes?

A.	The combined company’s headquarters will remain in Devon’s current corporate office in Oklahoma City, but Devon has and will retain a strong E&P presence in Houston for oversight of its gulf and international properties. The company will make every effort to keep employees fully informed about the progress of the merger, recognizing the constraints placed on communication of sensitive information by both prudent judgment and SEC regulations.

Q.	How will the combined company realize the annual cost savings announced in the press release?

A.	The two companies have identified significant savings through the elimination of redundant administrative expenses and operational activities.

Q.	What role will the new chief operating officer play at Devon?

A.	Jim Hackett, the new COO, will be responsible for all of the company’s exploration and production and marketing and midstream activities.

Q.	How will the merger affect Devon’s subsidiaries?

A.	At this time, the transaction will result only in a merger of Ocean into a subsidiary of Devon. No decisions have been made yet about the other subsidiaries of each company.

Q.	Will employees from Ocean relocate to Oklahoma City?

A.	There is a possibility that several Ocean employees will be asked to relocate to Oklahoma City.

Q.	Does the company plan to consolidate Devon and Ocean’s downtown Houston office locations?

A.	Our long-term goal is to have all of our downtown Houston employees located in Devon Energy Tower.

Q.	How will the merger affect Devon’s field and division offices?

A.	The new company will conduct a thorough review of its combined assets and supporting infrastructures, including all field and divisional offices. Any changes will be based on first retaining the best employee talent possible and then achieving the most efficient operational structure for managing divisions and properties.

STAFFING

Q.	Are layoffs anticipated, and if so, how many are estimated at this point?

A.	A portion of the cost savings from the merger is attributable to personnel reductions due to overlap between the two companies. We fully realize the difficulty such uncertainty creates for employees, but urge you to keep focused on business objectives during this transitional period. The company is committed to communicating openly and in a timely manner when decisions are made, and to treating everyone fairly throughout the process. Importantly, no further personnel announcements will be made until the merger closes due to the need to protect both companies’ assets and shareholder interests.

Q.	If there are layoffs, will severance packages be offered to affected employees?

A.	The Devon Severance Plan provides for severance packages to eligible employees whose jobs are adversely impacted as a result of a merger.

Q.	Will Devon and Ocean employees be competing for jobs in the combined company?

A.	The intellectual capital that both Devon and Ocean bring to the transaction through the talents and skill sets of their employees is a significant benefit of the merger. In certain functions of the business, there will be redundancies in those skill sets that will require organizational changes. However, the company is committed to retaining the best people, skill sets and talent to meet the needs of the new organization, regardless of affiliations with Devon or Ocean.

Q.	How will staffing at various levels throughout the company be determined?

A.	The CEO and President/COO will be refining this approach, but it will involve determining the combined company’s staffing needs given its expanded size and asset base, and then conducting a careful review of current resources at both Devon and Ocean to identify any gaps or overlaps in those needs.

Q.	What will happen to overlapping positions?

A.	Overlap alone will not mean reductions because in some areas the company may need to expand its personnel to support certain functions or projects. However, where unnecessary redundancies are identified, the new company will restructure to maintain administrative and operational cost efficiency. When work force reductions are involved, those employees who are impacted will be communicated with openly and treated as fairly as possible.

COMBINED COMPANY

Q.	Where will the new company be headquartered?

A.	Devon will be headquartered in Oklahoma City.

Q.	Where will shares be traded after the merger?

A.	The company’s common stock will trade on the American Stock Exchange under the existing Devon symbol DVN.

Q.	How do the two companies compare?

A.	Both Devon and Ocean have been driven by growth and are committed to creating shareholder value. The two companies have complementary assets and skill sets that should mesh well together. The new company will be well positioned to grow through its expanded presence in North America, the Gulf of Mexico and internationally.

Q.	Does the merger create any exploration or operational redundancies that could lead to asset divestitures?

A.	We continuously evaluate our asset base to ensure our capital is dedicated to the best rate-of-return projects available. Last year we divested properties totaling more than $1.5 billion. This commitment will continue, with the combined assets being evaluated against an increased capital budget and a larger pool of projects. This may result in the divesture of certain assets that are no longer attractive when weighed against the expanded opportunities.

Q.	What will be the dividend policy of the new company?

A.	Devon currently pays its stockholders a quarterly dividend of $.05 per share. At a minimum, we expect to retain this dividend payment. Future dividend payments will be determined on a quarterly basis by the board of directors, and will depend on earnings, financial condition, capital requirements and other factors.

OCEAN ENERGY

Q.	How many employees does Ocean have?

A.	Ocean currently employs approximately 1,000 people worldwide.

Q.	Where is Ocean currently headquartered?

A.	Houston.

Q.	Besides its headquarters office in Houston, where else does Ocean have offices?

A.	In addition to Ocean’s headquarters office in Houston, the company’s Gulf of Mexico Division office is located in Lafayette, La. Additional field offices are located in Canadian, Texas; Carthage, Texas; Crowley, La.; Denver, Colorado; Fall City, Texas; Freer, Texas; Hartshorne, Okla.; Havre, Montana; Midland, Texas; Oklahoma City, Okla.; Palestine, Texas; Rustin, La.; Waskom, Texas and Weatherford, Okla.

Q.	What is the geographic spread of Ocean’s operations?

A.	Ocean’s operations are organized into three business units: Gulf of Mexico, International and North America Onshore. The company’s core operating areas include the Gulf of Mexico and West Africa. In North America, Ocean is active in most of the producing basins in the United States. For additional information on Ocean’s operations, their website at www.oceanenergy.com provides more detail into the company’s assets and operational strategies.